Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Excluding Interest on Deposits:	Three Months Ended 6/30/2011	Six Months Ended 6/30/2011

Fixed Charges:
Interest Expense (excluding interest on deposits)	$84	$159
One-Third of Rents, Net of Income from Subleases	7	13
Preferred Stock Dividends	9	185

Total Fixed Charges	$100	$357

Earnings:
Income Before Income Taxes	$506	$883
Fixed Charges - Excluding Preferred Stock Dividends	91	172

Total Earnings	$597	$1,055

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.00x	2.95x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$181	$362
One-Third of Rents, Net of Income from Subleases	7	13
Preferred Stock Dividends	9	185

Total Fixed Charges	$197	$560

Earnings:

Income Before Income Taxes	$506	$883
Fixed Charges - Excluding Preferred Stock Dividends	188	375

Total Earnings	$694	$1,258

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	3.53x	2.25x